

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 11, 2010

Mr. Rene Soullier
Chief Executive Officer
Phoenix Energy Resources, Inc.
1001 Bayhill Drive, Suite 200
San Bruno, CA 94066

      RE: Phoenix Energy Resources, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2009
              Filed October 13, 2009, as amended December 18, 2009 and January 8, 2010
              Form 10-Q for the Quarterly Period Ended September 30, 2009
              Filed November 16, 2009, as amended January 8, 2010
              File No. 000-52843

Dear Mr. Soullier:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director